Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager Foundation O-Share
Personal Retirement Manager II Series V-A

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Personal Retirement Manager Select Series III
Personal Retirement Manager Select Series II

Supplement dated December 7, 2023 to the product notice dated May 1, 2023

This supplement supersedes the supplement dated October 5, 2023

The reorganization of the BlackRock Capital Appreciation V.I. Fund into the BlackRock Large Cap Focus Growth V.I. Fund and the subsequent name change from BlackRock Large Cap Focus Growth V.I. Fund to BlackRock Large Cap Growth Equity V.I. Fund, originally scheduled to occur during the fourth quarter of 2023, has been postponed.
You will receive notification once the reorganization and name change has been rescheduled.

This supplement should be retained for future reference.

HV-8059